

March 21, 2011

<u>Via E-mail</u>
Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

> **Re: PDK Energy Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-168661**

Dear Mr. Joffe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 6 to Registration Statement on Form S-1</u>

<u>Capitalization, page 13</u>

1. The information presented showing your total capitalization is not mathematically correct. It appears to us that the accumulated deficit during the development stage appears to be $(2,580) rather than $(2,480) as of January 31, 2011. Please revise as appropriate.

<u>Use of Proceeds, page 14</u>
<u>Drink Development and Website Development, page 15</u>

2. We reissue comment one of our March 3, 2011 letter. Please reconcile your statement in the second paragraph of this section that 25% of the proceeds would sustain you for up to two months with your tabular disclosure on page 14 that you would have zero net proceeds at the 25% level.

3. In this regard, we also note your statement in the first paragraph of page 16 that at the 25% proceeds level you would be able to maintain your status as a reporting issuer with the SEC. Please revise to describe how you would fund ongoing reporting requirements with zero net proceeds or clarify your statement here as appropriate.

Dilution, page 16

4. The negative net tangible book value appears to be $(2,380), which does not agree with the amount on your January 31, 2011 balance sheet of $(2,480). Please revise accordingly.

Statement of Operations, page 52

5. We note that you have recorded general and administrative expenses of $15 for the three months ended January 31, 2011 while you had $76 for the three months ended October 31, 2010. Please reconcile these dollar amounts with the $86 for the six months ended January 31, 2001 for the administrative expenses. It appears that the amount of total net income (loss) of $0 for the three months ended January 31, 2011, should be revised to reflect the sum of total expenses and other expenses as appropriate. Please revise to ensure that the dollar amounts recorded reconcile to the financial statements or advise.

Interim Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 55
Basis of Accounting, page 55

6. It appears that part of the disclosure required by Instruction 2 to Rule 8-03 of Regulation S-X has been deleted in this section. Please reinstate the full disclosure required by this rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director